UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

MOTORCAR PARTS OF AMERICA, INC.
(Exact Name of Registrant as Specified in Charter)

NEW YORK	001-33861	11-2153962
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2929 California Street, Torrance, CA	90503
(Address of Principal Executive Offices)	(Zip Code)

Juliet Stone
General Counsel
(310) 972-4046
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended, Motorcar Parts of America, Inc. (the “Company”) hereby files this Specialized Disclosure Report on Form SD and the Conflict Minerals Report attached hereto as Exhibit 1.01. The Conflict Minerals Report is also available on the Company’s website at: www.motorcarparts.com/content/corporate-governance.

Item 1.02 - Exhibit

The Company’s Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form is filed as Exhibit 1.01 of this Form SD.

Section 2 – EXHIBITS

Item 2.01 – Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Motorcar Parts of America, Inc.
(Registrant)

/s/ David Lee
By:	David Lee, Chief Financial Officer	Date: May 22, 2020